                             EMPLOYMENT AGREEMENT

  This Agreement (the "Agreement") is made as of September 30, 1998, by and between Logica Inc., a Delaware corporation with its headquarters located in Lexington, Massachusetts (the "Employer"), and Dennis Yablonsky (the "Executive"), but it shall become effective only in accordance with Section 16 below. In consideration of the mutual covenants contained in this Agreement, the Employer and the Executive agree as follows:

  1. Employment. The Employer agrees to employ the Executive and the Executive agrees to be employed by the Employer on the terms and conditions set forth in this Agreement.

  2. Capacity. The Executive shall initially serve the Employer as the Executive Vice President of the Carnegie Group division of the Employer (the "Carnegie Group"). The Executive shall be responsible for overseeing the operations of the Carnegie Group and shall report to the President and Chief Executive Officer of the Employer (the "President and Chief Executive Officer"). From and after July 1, 1999, the Executive shall also serve the Employer in such other and additional offices as the Executive may be requested to serve by the President and the Chief Executive Officer. The Executive acknowledges and agrees that the Executive's employment by the Employer is at will and nothing contained in this Agreement shall be construed as creating any term of employment of the Executive with the Employer. Subject to the provisions of Section 5(c), the Executive agrees that while he is employed by the Employer, he may be required to perform the Employer's business in, or relocate for short term or long term to, geographic locations other than the location to which he is originally assigned.

  3. Compensation and Benefits. The regular compensation and benefits payable to the Executive under this Agreement shall be as follows:

    (a) Salary. For all services rendered by the Executive under this Agreement, the Employer shall pay the Executive a salary (the "Salary") at the annual rate of Two Hundred Forty Thousand Dollars ($240,000). The Salary shall be payable twice per month and, initially, shall be payable at the rate of $10,000 per payment. The Executive's Salary shall be reviewed annually beginning on July 1, 1999 in accordance with the Employer's normal compensation review policies. The Executive's Salary shall not be reduced below $240,000 in the period up to November 1, 1999 and any increase in the Executive's Salary effected as a result of the July 1, 1999 annual compensation review shall be implemented retroactively to April 1, 1999.

    (b) Bonus. The Executive shall be entitled to receive such bonus to which the Executive would otherwise have been entitled under the Carnegie Group, Inc. Short-Term Incentive Compensation/Bonus Pool (the "Carnegie Bonus Plan") for the fiscal year ending December 31, 1998 had the Merger (as defined in the Agreement and Plan of Merger, dated September 30, 1998 (the "Merger Agreement"), among the Employer, Logica Acquisition Corp. and Carnegie Group, Inc.) not been consummated. The financial objectives of the Carnegie Bonus Plan applicable to the Executive shall be based upon the financial objectives previously provided to the Employer in writing; provided, however, that all legal, accounting and financial advisors fees and expenses in connection with the negotiation and execution of the Merger Agreement and the transactions contemplated thereby incurred by Carnegie Group, Inc. ("Carnegie") and all severance costs incurred by Carnegie as a result of the transaction contemplated by the Merger Agreement up to and including December 31, 1998, as determined in accordance with generally accepted accounting principles consistently applied, shall be excluded from the determination of whether such financial objectives have been achieved. In addition, the Executive shall be eligible to receive a transition bonus contingent upon the Executive achieving certain objectives that are more fully described on Exhibit A hereto. If Executive shall be employed by Employer after July 1, 1999, then from and after such date Executive shall be entitled to participate in the Logica Management Bonus Scheme pursuant to the terms then in effect. A general description of the terms of the Logica Management Bonus Scheme is set forth on Exhibit A hereto.

    (c) Regular Benefits. The Executive shall also be entitled to participate in employee benefit plans to the extent provided in Section 7.11 of the Merger Agreement. Such participation shall be subject to the terms of the applicable plan documents, generally applicable policies of the Employer and applicable law. Nothing contained in this Agreement shall be construed to create any obligation on the part of the Employer to establish any such plan or to maintain the effectiveness of any such plan which may be in effect from time to time.

    (d) Taxation of Payments and Benefits. The Employer shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith believes that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Employer to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

    (e) Exclusivity of Salary and Benefits. The Executive shall not be entitled to any payments or benefits other than those provided under this Agreement, the Exhibits attached hereto and the Loan Termination Agreement of even date herewith between the Executive and Carnegie (the "Loan Termination Agreement").

    (f) Stock Options. In exchange for the cancellation of all options to acquire shares of common stock of Carnegie held by the Executive immediately prior to the Effective Time (as defined in the Merger Agreement), the Executive shall be entitled to receive the consideration set forth on Exhibit B hereto.

  4. Extent of Service. During the Executive's employment under this Agreement, the Executive shall, subject to the direction and supervision of the President and Chief Executive Officer of the Employer, devote the Executive's full business time, best efforts and business judgment, skill and knowledge to the advancement of the Employer's interests and to the discharge of the Executive's duties and responsibilities under this Agreement. The Executive shall not engage in any other business activity.

   5. Termination and Severance.

    (a) Termination by the Executive. Subject to the payment of severance pursuant to Section 5(d), the Executive's employment under this Agreement may be terminated by the Executive by written notice to the Board of Directors at least thirty (30) days prior to such termination.

    (b) Termination by the Employer. Subject to the payment of severance pursuant to Section 5(d), the Executive's employment under this Agreement may be terminated by the Employer upon thirty (30) days' written notice to the Executive.

    (c) Constructive Termination. The Executive's employment hereunder shall be deemed to have been terminated by the Employer if at any time prior to the Anniversary Date (as hereinafter defined), the Executive resigns due to
  (a) a material diminution by the Employer of the Executive's title or responsibilities, as that title and those responsibilities existed on the day prior to the date of resignation by the Executive, (b) any diminution by the Employer in the Executive's salary, except as specified in this Agreement, (c) any material diminution by the Employer in the Executive's benefits or incentives or other forms of compensation except as specified in this Agreement, or (d) any reassignment of the Executive or relocation of the Executive outside of the greater Pittsburgh area effected without the Executive's written consent at the time of reassignement.

    (d) Severance Pay. Unless otherwise specifically provided in this Agreement or otherwise required by law, all compensation and benefits payable to the Executive under this Agreement shall terminate on the date of termination of the Executive's employment under this Agreement. Notwithstanding the foregoing, (A) in the event that the Executive terminates his employment with the Employer in accordance with Section 5(a) with an effective date, (i) between the Closing Date and the first anniversary of the Closing Date (the "Anniversary Date"), the Executive will not be entitled to receive any compensation or other payments from the Employer, (ii) on the date which is the Anniversary Date, the Employer shall continue to pay the Executive's Salary at the rate in effect as of the Closing Date and the Executive's Benefits (as hereinafter defined) for a period of twelve (12) months from the termination date, or (iii) on any date after the Anniversary Date, the Executive will not be entitled to receive any compensation or other payments from the Employer, and (B) in the event that the Employer terminates the Executive's employment in accordance with
  Section 5(b) or by virtue of Section 5(c) at any time with an effective date (i) after the Closing Date but on or prior to the date that is twelve
  (12) months after the Closing Date, the Employer shall continue to pay the Executive's Salary at the rate in effect as of the Closing Date until the second anniversary of the Closing Date and the Executive's Benefits for a period of twelve (12) months after the termination date, (ii) after the date that is twelve (12) months after the Closing Date and before the date which is eighteen (18) months after the Closing Date, the Employer shall continue to pay the Executive's Salary at the rate in effect as of the Closing Date and the Executive's Benefits until the second anniversary of the Closing Date, or (iii) after the date which is eighteen months after the Closing Date, the Employer shall continue to pay the Executive's Salary at the rate in effect as of the Closing Date and the Executive's Benefits for a period of six (6) months after the termination date. For purposes of this Section 5(d), "Benefits" shall mean the benefits received by the Executive by virtue of his participation in the Employer's medical and dental benefit plans. Notwithstanding anything to the contrary provided herein, upon any termination of the Executive hereunder, the Executive shall be entitled to the payment of all salary earned and unpaid, and all accrued but unpaid vacation pay, as of the termination date, and any unreimbursed business expenses incurred by the Executive up to the termination date.

  6. Confidential Information, Noncompetition and Cooperation.

    (a) Confidential Information. As used in this Agreement, "Confidential Information" means information belonging to the Employer which is of value to the Employer in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Employer. Confidential Information includes, without limitation, financial information, reports, and forecasts; inventions, improvements, copyrightable materials and other intellectual property; working methods and operations, methodologies, marketing plans and strategies and sales reports; trade secrets; know-how and other information used in research, development, marketing, sales and operational activities; programs; processes; product ideas, models, techniques, designs and formulae; software; data; customer lists; and business plans, prospects and opportunities (such as possible acquisitions or dispositions of businesses or facilities) which have been discussed or considered by the management of the Employer. Confidential Information also includes any commercial or technical information, improvements, or things which may be communicated to the Executive or of which the Executive may learn by virtue of his employment by the Employer, or of which the Executive may have gained knowledge, or discovered, invented, or perfected while employed by the Employer, including without limitation, any ideas or processes relating to the development, operation, or improvement of any software or other program, product, tool, article, or process sold, licensed, distributed or maintained by the Employer or its customers. Confidential Information also includes the confidential information of others with which the Employer has a business relationship. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of the Executive's duties under Section 6(b).

    (b) Confidentiality. The Executive understands and agrees that the Executive's employment creates a relationship of confidence and trust between the Executive and the Employer with respect to all Confidential Information. At all times, both during the Executive's employment with the Employer and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Employer, except as may be necessary in the ordinary course of performing the Executive's duties to the Employer.

    (c) Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Employer or are produced by the Executive in connection with the Executive's employment will be and remain the sole property of the Employer. The Executive will return to the Employer all such materials and property as and when requested by the Employer. In any event, the Executive will return all such materials and property immediately upon termination of the Executive's employment for any reason. The Executive will not retain with the Executive any such material or property or any copies thereof after such termination.

    (d) Noncompetition and Nonsolicitation. At any time during the Executive's employment with the Employer and (A) in the case of any termination of the Executive's employment hereunder pursuant to Section 5(a), for one (1) year thereafter, and (B) in the case of any termination of the Executive's employment hereunder pursuant to Section 5(b) or 5(c), for six (6) months thereafter, the Executive (i) will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, assist or invest in any Competing Business (as hereinafter defined); (ii) offer to perform or perform business or services of a kind carried on by the Employer now or at any time during the Executive's employment by the Employer, or otherwise solicit employment or business from, consult with or accept employment from any of the Employer's customers, or any Competing Business; (iii) will refrain from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave employment with the Employer (other than terminations of employment of subordinate employees undertaken in the course of the Executive's employment with the Employer); and (iv) will refrain from soliciting or encouraging any customer or supplier to terminate or otherwise modify adversely its business relationship with the Employer. The Executive understands that the restrictions set forth in this Section 6(d) are intended to protect the Employer's interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term "Competing Business" shall mean (A) from and after July 1, 1999, a business that is competitive with any business which the Employer or any of its affiliates conducts or proposes to conduct at any time during the employment of the Executive, and
  (B) up to July 1, 1999, a business that is competitive with any business which Carnegie or any of its subsidiaries conducts or proposes to conduct at any time during the employment of the Executive. Notwithstanding the foregoing, the Executive may own up to one percent (1%) of the outstanding stock of a publicly held corporation which constitutes or is affiliated with a Competing Business.

    (e) Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive's use or disclosure of information or the Executive's engagement in any business, except as set forth on Exhibit C hereto. The Executive represents to the Employer that the Executive's execution of this Agreement, the Executive's employment with the Employer and the performance of the Executive's proposed duties for the Employer will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive's work for the Employer, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Employer any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

    (f) The Executive agrees to disclose promptly to the Employer any and all Developments (as defined below) which are made, invented, developed, or discovered by the Executive, either singly or jointly with others, in the course of his employment by the Employer and within six (6) months after termination of such employment. The Executive also agrees that such Developments are works made for hire and are or shall become the exclusive property of the Employer, and that he relinquishes any and all intellectual property rights and/or other rights in the Developments to the Employer, including by way of example but without limitation, rights of identification or authorship and rights of approval with respect to modifications and limitations on subsequent modifications. In order to effectuate ownership by the Employer when necessary, the Employee agrees, without further consideration:

      (i) to immediately upon the Employer's request execute all documents and make all assignments necessary to vest title to such Developments in the Employer; and

      (ii) to assist the Employer in any reasonable manner to obtain for the benefit of the Employer any patents or copyrights on such Developments, in any and all countries; and

      (iii) to execute when requested any and all patent and copyright applications and any other lawful documents deemed necessary by the Employer to carry out the purposes of this Agreement.

      If the Executive is called upon to render the assistance described above to the Employer after termination of employment, he will be entitled to a fair and reasonable per diem fee in addition to reimbursement of expenses incurred at the Employer's request.

      "Developments" include, by way of example but without limitation, the following: any and all inventions, improvements, discoveries, developments, results of research, or useful ideas, whether or not patentable, which relate in any manner to any software or other programs, products, work or other business of the Employer or any customer of the Employer, or to any process, apparatus, equipment, or article worked on in connection with the Executive's employment by the Employer.

    (g) Litigation and Regulatory Cooperation. During and after the Executive's employment, the Executive shall cooperate fully with the Employer in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Employer which relate to events or occurrences that transpired while the Executive was employed by the Employer or by Carnegie Group, Inc. The Executive's full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Employer at mutually convenient times. During and after the Executive's employment, the Executive also shall cooperate fully with the Employer in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Employer. The Employer shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive's performance of obligations pursuant to this Section 6(g).

    (h) Injunction. The Executive agrees that it would be difficult to measure any damages caused to the Employer which might result from any breach by the Executive of the promises set forth in this Section 6, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, subject to Section 8 of this Agreement, the Executive agrees that if the Executive breaches, or proposes to breach, any portion of this Agreement, the Employer shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Employer.

  7. Consent to Jurisdiction. The parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

  8. Integration. This Agreement, the Exhibits attached hereto and the Loan Termination Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements between the parties with respect to any related subject matter.

  9. Assignment; Successors and Assigns, etc. Neither the Employer nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party; provided, however, that the Employer may assign its rights under this Agreement without the consent of the Executive in the event that the Employer shall effect a reorganization, consolidate with or merge into any other corporation, partnership, organization or other entity, or transfer all or substantially all of its properties or assets to any other corporation, partnership, organization or other entity. This Agreement shall inure to the benefit of and be binding upon the Employer and the Executive, their respective successors, executors, administrators, heirs and permitted assigns.

  10. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

  11. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

  12. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Employer or, in the case of the Employer, at its main offices, attention of the Chief Executive Officer, and shall be effective on the date of delivery in person or by courier or three (3) days after the date mailed.

  13. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Employer.

  14. Governing Law. This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without giving effect to the conflict of laws principles of such Commonwealth. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the First Circuit.

  15. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

  16. Effectiveness. This Agreement is conditioned and shall become effective only upon consummation of the Merger, which shall be deemed to occur only upon and as of the Closing Date.

  In Witness Whereof, this Agreement has been executed as a sealed instrument by the Employer, by its duly authorized officer, and by the Executive, as of the Effective Date.

                                          Logica Inc.

                                                    /s/ Corey Torrence
                                          By: _________________________________
                                            Name: Corey Torrence
                                            Title:President and Chief
                                            Executive Officer

                                                  /s/ Dennis Yablonsky
                                          _____________________________________
                                                    Dennis Yablonsky

                                                                      EXHIBIT A

I. TRANSITION BONUS

  For the transition period between November 1, 1998 through June 30, 1999, upon achievement of 100% of certain financial objectives by the Carnegie Group (the "Carnegie Group Objectives"), the Executive will be eligible to receive a cash bonus of $56,250 (the "Objective Bonus"). The Carnegie Group Objectives shall be based upon the financial objectives previously provided to the Employer in writing; provided, however, that the severance costs relating to the employment of the Dennis Yablonsky, John Manzetti, Bruce Russell and Raymond Kalustyan (collectively, the "Carnegie Group Executive Team") with Carnegie, and all legal, accounting and financial advisors fees and expenses in connection with the negotiation and execution of the Merger Agreement and the transactions contemplated thereby incurred by Carnegie up, as determined in accordance with generally accepted accounting principles consistently applied, shall be excluded from the determination of whether the Carnegie Group Objectives have been achieved. If the Carnegie Group achieves a percentage between 70% and 100% of the Carnegie Group Objectives, the Executive will be eligible to receive a bonus equal to that same percentage of the Objective Bonus, and at a percentage less than 70% of the Carnegie Group Objectives no bonus will be paid; provided, however, that if between 70% and 100% of the Carnegie Group Objectives are achieved, the President and Chief Executive Officer may, in his sole discretion, award a higher percentage of the Objective Bonus but not greater than 100%. To receive more than 100% of the Objective Bonus, the Executive must achieve at least 100% of the Carnegie Group Objectives as well as additional quantitative objectives in the areas of pull through of revenue for the Employer and net savings and efficiencies generated by the Carnegie Group Executive Team.

II. LOGICA MANAGEMENT BONUS SCHEME

  For the fiscal year between July 1, 1999 and June 30, 2000, the Executive will be entitled to participate in the Logica Management Bonus Scheme as is then in effect, a current copy of which is attached hereto.

                                                                      EXHIBIT B

                                 STOCK OPTIONS

  Each Option (as defined in the Merger Agreement) that is outstanding (whether or not exercisable) as of immediately prior to the Effective Time (as defined in the Merger Agreement) and which has not been exercised or canceled prior thereto, shall, at the Effective Time, be canceled, and upon the surrender and cancellation of the option agreement representing such Option and delivery of an Option Termination (as defined in the Merger Agreement), the Executive shall receive the following consideration therefor:

  (i) With respect to each Option having an exercise price less than $5.00 per share, the Option Consideration (as defined in the Merger Agreement); and

  (ii) With respect to each Option having an exercise price greater than or equal to $5.00 per share, an option to acquire such number of ordinary shares of 10 pence each of Logica plc ("Ordinary Shares") as is determined pursuant to the formula set forth below:

    [(N X EP) / ER] / PLC Share Price

    N=Number of shares of common stock of Carnegie represented by the Option

    EP=Exercise Price of the Option

    ER= Exchange Rate ($/(Pounds)) (based on the exchange rate in U.S.
        Dollars per British Pounds, as reported in the Financial Times on the date on which the Effective Time occurs)

    PLC Share Price= Middle market quotation from the London Stock Exchange daily official list for an Ordinary Share as reported on the date on which the Effective Time occurs

                                                                       EXHIBIT C

                             THIRD-PARTY AGREEMENTS

                                       9